Exhibit 1.01

Mazor Robotics Ltd.
Conflict Minerals Report
For The Year Ended December 31, 2014

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). For the purpose of the required Reasonable Country of Origin Inquiry (“RCOI”), Mazor Robotics Ltd. is in the process of receiving supply chain responses. The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the RCOI completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (the “CMR”), to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the CMR is not subject to an independent private sector audit.

1. Company Overview

This report has been prepared by management of Mazor Robotics Ltd. (herein referred to as “Mazor”, "Mazor Robotics", “we,” “us,” or “our”). The information includes the activities of all the wholly owned subsidiaries.

Mazor Robotics is an Israeli company that is a leading innovator that has pioneered surgical guidance systems and complementary products in the spine and brain surgical markets that we believe provide a safer surgical environment for patients, surgeons and operating room staff. We engage in the development, production and marketing of innovative medical devices for supporting surgical procedures in the field of orthopedics and neurosurgery. We operate in the field of image guided surgery and computer assisted surgery that enables the use of surgical instruments with high precision and minimal invasiveness that aim to simplify complex and minimal invasive surgical procedures. We believe that our flagship product, the Renaissance Surgical Guidance System, is transforming spine surgery from freehand procedures to highly accurate, state-of-the-art, guided procedures that raise the standard of care with better clinical results. Our Renaissance and SpineAssist systems have been used to perform thousands of procedures worldwide  in a wide variety of spinal procedures, many of which would not have been attempted without this technology and in 2014 we introduced the Renaissance for brain surgery. We are continuing the development of the Renaissance platform for additional spine and brain surgery procedures.

2. Products Overview

Mazor is the developer and producer of the Renaissance® System™ and its related disposable kits, accessories and spare parts (together referred to as "Renaissance System"). The Renaissance system is a surgical guidance system consisting of the workstation with the Renaissance System’s advanced 3D software, several mounting platforms and the guidance unit. The Renaissance System can be utilized in both spine and brain procedures.

Based upon Mazor's internal assessment, the Renaissance System we produce contains several of the 3TG minerals.

3. Supply Chain Overview

In order to manage the scope of this task, we rely upon our suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. We integrated a responsible sourcing of minerals requirement with our Conflict Minerals Policy. Our suppliers are expected to provide the 3TG sourcing information to us per our Conflict Minerals Policy.

We performed an internal assessment and prioritized the list of suppliers to approach in the first step, and then reached out to our suppliers with letters and questionnaires designed to educate our suppliers regarding the relevant, emerging SEC requirements and Mazor's due diligence expectations. We have currently identified 8 suppliers that their products can potentially include 3TG ("Potential 3TG Suppliers"). We are continuing to evaluate our supply chain and will be acting according to the continued evaluation.

In addition, Mazor has performed a comprehensive analysis of the Renaissance System components, and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our conflict minerals due diligence by identifying and reaching out to our suppliers that provide components or engage in manufacturing activities that are likely to contain 3TG. We adopted the standard conflict minerals reporting templates established by the Conflict-Free Sourcing Initiative (CFSI), and launched our conflict minerals due diligence communication survey to these suppliers, who are suppliers to our Renaissance System in 2014.

According to the results of our current activities, we have concluded of the 8 Potential 3TG Suppliers that 2 do not supply 3TG materials to Mazor, 1 supplier is conflict-free and 5 are still in the process of evaluation.

4. Reasonable Country of Origin Inquiry (RCOI) and Conflict Mineral conclusion

We conducted an analysis of our products and found that 3TG materials can be found in our Renaissance System. Therefore, the products that we manufacture are subject to the reporting obligations of the Rule.

Due to the breadth and complexity of Mazor’s products and respective supply chain, it will take time for part of our suppliers to verify the origin of all of the minerals. Using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI/CFS program and continuing our outreach efforts, we plan to further develop transparency into our supply chain.

5. Conflict Minerals Status Analysis and Conflict Status conclusion

Mazor has concluded that our supply chain remains “DRC conflict undeterminable”. We have reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our instruments and arrays.

6.  Due Diligence Program

6.1. Conflict Minerals Policy

Mazor is concerned that the trade of conflict minerals mined in the eastern provinces of the Democratic Republic of the Congo may be fueling human rights atrocities in the region. These minerals and their refined metals—tantalum, tin, tungsten and gold (3TG)—are widely used in the end markets served by Mazor. As a result, we support the actions of governments and organizations to increase supply chain transparency and enable companies to source conflict-free minerals.

Mazor has adopted a Conflict Minerals Policy, which is designed to address to the requirements of the Rule. The Policy is available on the Company's website at www.mazorrobotics.com under "Investor Relations\ Corporate Governance".

6.2. Due Diligence Process

6.2.1. Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the 2nd edition of The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas ("OECD Guidance") and the related supplements for gold and for tin, tantalum and tungsten. We designed our due diligence process, management and measures to conform in all material respects with the framework OECD Guidance.

Our conflict minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives, communication to, and engagement of, suppliers, due diligence compliance process and measurement, record keeping and escalation procedures. We periodically report to the Audit Committee of the Board of Directors with respect to our due diligence process and compliance obligations.

6.2.2. Management Systems

As described above, Mazor has adopted a Conflict Minerals Policy which was posted on our website.

Mazor has created a Conflict Minerals taskforce and engaged with external consultant to ensure compliance with the Rule. The taskforce is in-charge of ongoing communication with the Potential 3TG Suppliers to obtain Conflict Minerals evaluation results and perform the required procedures to ensure that the responses received from our suppliers are adequate in light of the Rule.

6.2.3. Internal Team

Mazor has established a management system for complying with the applicable rules. Our management system includes the development of a Conflict Minerals Task Force led by our Chief Operations Officer, Chief Financial Officer, and a team of subject matter experts from relevant functions such as, purchasing, and manufacturing. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by our Controller, who acts as the conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

6.2.4. Data sources

We are using our internal systems and resources to collect and analyze the RCOI. We are working with an external consultant to assist with our conflict minerals management program.

6.2.5. Escalation Procedure

Mazor has established a Conflict Minerals Policy. We also created follow-up processes (including documented communications) to identify and escalate any identified issues associated with non-responsive or problematic responses to our RCOI.

6.2.6. Maintain records

Mazor has established our due diligence compliance process and set forth documentation and record maintenance mechanism to ensure the retaining of relevant documentation in a structured electronic database.

6.3. Steps to be taken to mitigate risk and maturing due diligence program

As we move forward with our due diligence program, we intend to enhance supplier communication, training process to improve due diligence data accuracy and completion, in order to mitigate the possible risk that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries.

7. Identify and assess risk in the supply chain

Due to the size of the company, the breadth and complexity of our Renaissance System and the dynamic nature of our supply chain, it is challenging to identify members of the supply chain downstream from our direct suppliers.

We have identified direct suppliers for our Renaissance System. Of these, there are a number of relevant suppliers within the scope of our RCOI. We have received responses to our request for information and we are in the process performing due diligence on the information we received and following up with the relevant suppliers as needed. We are communicating to all of our suppliers the importance of compliance and have a conflict minerals management program in place to collect, analyze, store and monitor the results of our inquires.